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                          CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation by reference in Post-Effective Amendment No. 56 to the Registration Statement of The RBB Fund, Inc.: BEA U.S. Core Equity Fund (the "Fund"), on Form N-1A (File No. 33-20827) of our report dated October 17, 1997 on our audit of the financial statements and financial highlights of the Fund, which report is included in the Annual Report to Shareholders for the year ended August 31, 1997, which is incorporated by reference in the Post-Effective Amendment to the Registration Statement. We also consent to the reference to our firm under the caption "Financial Highlights" in the Prospectus and under the captions "Miscellaneous-Independent Accountants" and "Financial Statements" in the Statement of Additional Information.





Coopers & Lybrand L.L.P.


2400 Eleven Penn Center
Philadelphia, Pennsylvania
June 24, 1998